09040403

SEC Mail Processing Section

APR 01 2009

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADEDESK FINANCIAL CORP.

OFFICIAL USE ONLY

FIRM ID. NO.
133707

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street, 16th Floor
(No. and Street)

New York (CITY) NY (state) 10006 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lysan 1-978-535-7600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillips Wiegand Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TradeDesk Financial Corp., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Managing Director
Title

Prashant V. Khansaheb
Notary Public
Mecklenburg County, NC
Comm Expires: 8/13/2012

This report** contains (check all applicable boxes):

- **X** (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
TradeDesk Financial Corp.
New York, NY 10006

In planning and performing my audit of the financial statements of TradeDesk Financial Corp. for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
March 27, 2009

TradeDesk Financial Corp.

Audited Financial Statements

For The Year Ended December 31, 2008

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

TradeDesk Financial Corp.
Two Rector Street
New York, NY 10006

I have audited the accompanying statement of financial condition of TradeDesk Financial Corp. as of December 31, 2008, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Desk Financial Corp. as of December 31, 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
March 30, 2009

TradeDesk Financial Corp.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 8,093
Accounts Receivable	100
Due from Clearing Firm	20,193
	$ 28,386
	========

Liabilities and Stockholders' Equity

Liabilities:	
Accounts Payable	$ 2,607
Due to Clearing Firm	17,181
Due from Stockholder	372
	20,160
Stockholders Equity:	
Common stock, no par, authorized 1,500 shares, issued & outstanding 1,500 shares	9,096
Paid in Capital	25,339
Retained earnings	(26,209)
Total stockholders' equity	8,226
	$ 28,386
	========

See Accountant's Report & Accompanying Notes

TradeDesk Financial Corp.
Statement of Income
For The Year Ended December 31, 2008

Revenues	
Commissions Income	$ 3,569
Expense Sharing	16,266
Interest and Dividends	25
	19,860
Expenses:	
Clearing Costs	12,659
Occupancy	7,119
Regulatory fees and expense	1,299
Other expenses	24,992
	46,069
Net Income (Loss)	($ 26,209)

See Accountant's Report & Accompanying Notes

TradeDesk Financial Corp.
Statement of Retained Earnings
For The Year Ended December 31, 2008

Retained Earnings, beginning of year	$ -
Net Income (Loss)	(26,209)
Balance at end of year	($ 26,209)

See Accountant's Report and Accompanying Notes

TradeDesk Financial Corp.
Statement of Cash Flows
Twelve Months Ended December 31, 2008

		Year To Date
	Unaudited	
Cash Provided from Operations		
Net Income (Loss)	($ 26,208)	
Adjustments		
Add:		
Accounts Payable	7,697	
Less:		
Accounts Receivable	(100)	
Due from Clearing Firm	(25)	
Cash from Operations		**(18,636)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Shareholders L/P - A	372	
Common Stock	9,095	
Paid in Capital	25,339	
Retained Earnings	(9,356)	
Financing Cash Flows		**25,450**
Cash Increase (Decrease)		**6,814**
Cash - Beginning of Year		
Cash-Checking	1,279	
Total Beginning of Year		**1,279**
Cash on Statement Date		**$ 8,093**

See Accountant's Report & Accompanying Notes

TradeDesk Financial Corp.
Notes to Financial Statements
For the Year Ended December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businessand Organization

TradeDesk Financial Corp., is a Delaware corporation engaging in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing basis through Penson Financial Services Inc. The Company has offices in New York, NY and Charlotte, NC. The corporation's stock is wholly owned by TradeDesk Financial Group, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008 the company had $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Commissions Receivable

Commissions receivable has been adjusted for all known uncollectible amounts. No allowance for uncollectable commissions receivable is considered necessary at December 31, 2008.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

2. Net Capital

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $8,126 at December 31, 2008, which exceed required net capital of $5,000 by $3,126. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 2.48 to 1.0.

3. Lease

The Company rents office space on a month to month basis. In 2008, rent paid was $7,119.

4. Expense Sharing Agreement

There is an expense sharing agreement between TradeDesk Financial Group, Inc. and TradeDesk Financial Corp. dated January 29, 2008, whereby the parent company (TradeDesk Financial Group, Inc.) reimburses TradeDesk Financial Corp. on a monthly basis when operating expenses exceed monthly revenue.

5. Cash Flows

Cash paid for interest and income taxes is as follows:

Interest	$ 0
Taxes	$ 0

SUPPLEMENTARY INFORMATION

TradeDesk Financial Corp.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2008

Total Shareholder's Equity	$ 8,226
Less: Non Allowable Assets	100
Net Capital	8,126
Less: Capital Requirement	5,000
Excess Capital	$ 3,126
Aggregate Indebtedness	$ 20,160
Ratio of Aggregate Indebtedness To Net Capital	2.48 to 1.0

See Accountant's Report and Accompanying Notes

TradeDesk Financial Corp.
Schedule II
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2008

Unaudited Net Capital - As reported in Part IIA Focus	$ 10,214
Net Audit Adjustments	(2,088)
Audited Net Capital	$ 8,126

See Accountant's Report and Accompanying Notes

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: TradeDesk Financial Corp. as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) ________ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers" maintained ________ 4560

C. (k)(2)(ii)All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firms X 4570

Clearing Firm SEC#s	Name	Product Code
8- 42095 [4335A]	Penson Financial Services, Inc. [4335A2]	A11 [4335B]
8-____ [4335C]	____ [4335C2]	___ [4335D]
8-____ [4335E]	____ [4335E2]	___ [4335F]
8-____ [4335G]	____ [4335G2]	___ [4335H]
8-____ [4335I]	____ [4335I2]	___ [4335I]

D. (k)(3)Exempted by order of the Commission ______ 4580

See Accountant's Report and Accompanying Notes